April 12, 2007

Via EDGAR

Mail Stop 4-5

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:	ConocoPhillips
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32395

Dear Ms. Blye:

Our responses to the comments raised in your letter dated March 29, 2007, are set forth below.  The Staff’s comments are shown in bold followed by our responses.

General

1.                                      We note the disclosure in your Form 10-K for fiscal 2005 that you expected your presence in Syria to end in 2006.  We note also that the list of subsidiaries included as Exhibit 21 to your Form 10-K for fiscal 2006 includes Conoco Syria DEZ Gas Ltd. and Conoco Syria Ltd., entities incorporated in Bermuda.  Please advise us whether you continue to have operations or activities associated with Syria.

Response: ConocoPhillips was a party to a service contract related to the gathering, processing and transporting of natural gas in the Deir Ez Zor region of eastern Syria with the Syrian Petroleum Company that expired December 31, 2005.  In 2006, we ended our presence in Syria and as a result, we have no continuing operations or personnel in Syria.  We have immaterial claims that remain outstanding associated with our former operations in Syria related to the subsidiaries noted in the Staff’s comment.  Once these claims are resolved, we intend to dissolve these entities.  Additionally, ConocoPhillips, as part of its global crude oil supply and trading operations and consistent with applicable U.S. laws, has purchased in the past, and expects to continue to purchase, Syrian crude oil and Syrian-origin vacuum gas oil.

U.S. Securities and Exchange Commission

April 12, 2007

2.                                      We note that on page 32 of your 10-K for the fiscal year ended December 31, 2006, you state that LUKOIL has exploratory or other projects under way in a number of countries, including Iran.  We also note an article from April 2006 that reports that LUKOIL has invested heavily in a number of countries, including Sudan.  Iran and Sudan have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please address for us the potential impact on your reputation and share value of the fact that LUKOIL, a company in which you hold an approximately 20 percent equity stake and have Board representation, appears to have operations associated with Iran and Sudan.

We note in this regard 2004 reports that you were ending your operations in Iran and Syria following a request by the New York City Comptroller that you examine your ties with countries that promote terrorism.

Please also address the potential impact of LUKOIL’s contacts with Iran and Sudan upon the valuation of your approximately 20 percent ownership interest in LUKOIL.

Response:  ConocoPhillips initiated its strategic equity investment in LUKOIL primarily to gain exposure to Russia’s oil and natural gas resource potential, where LUKOIL has significant positions in proved oil and natural gas reserves and production.  This investment allowed us to increase our proved oil and natural gas reserves at an attractive acquisition price, and positioned ConocoPhillips to benefit from direct participation with LUKOIL in large oil projects in the northern Timan-Pechora province of Russia.  We continue in discussions with LUKOIL on other opportunities for joint ventures between our two companies.

ConocoPhillips is committed to complying with U.S. economic sanctions in all business transactions.  Specifically in regard to our investment in LUKOIL, ConocoPhillips has notified LUKOIL of our commitment to compliance with U.S. economic sanctions in the contexts of the secondment of ConocoPhillips employees to LUKOIL and of our representative serving on the LUKOIL Board of Directors.

We do not view LUKOIL’s exploratory activity in Iran to be significant to LUKOIL’s assets, results of operations, or cash flows.  We are not aware of any current investments by LUKOIL in Sudan.  We believe the limited scope of LUKOIL’s operations in Iran, together with our lack of control over the day-to-day business affairs of LUKOIL and our commitment to comply with U.S. economic sanctions, result in a remote possibility such activities could have a material adverse impact on our reputation and share value.

In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” we periodically assess the carrying value of our equity investment in LUKOIL’s ordinary shares for impairment.  The carrying value of our investment in LUKOIL was approximately $9.6 billion at December 31, 2006, compared with a fair value, based on quotes from the London Stock Exchange, of approximately $14.7 billion.  Accordingly, there were no impairment indicators, and we maintained our investment appropriately at its carrying value.

U.S. Securities and Exchange Commission

April 12, 2007

In response to your request, I hereby acknowledge each of the following:

1.               The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.               The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.               ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR.  In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ John A. Carrig
John A. Carrig
Executive Vice President, Finance, and
Chief Financial Officer
cc:	Mr. James E. Copeland, Jr.
Chairman of the Audit and
Finance Committee
Mr. James J. Mulva
Chairman and Chief Executive Officer
Mr. Stephen F. Gates, Esq.
Senior Vice President, Legal, and
General Counsel
Mr. Rand C. Berney
Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
Ernst & Young LLP